Exhibit 99.1

DRYSHIPS INC. ANNOUNCES FILING OF 2018 ANNUAL REPORT ON FORM 20-F

March 1, 2019, Athens, Greece. DryShips Inc. (NASDAQ:DRYS) (the "Company"), a diversified owner and operator of ocean going cargo vessels, announced that its annual report on Form 20-F for the year ended December 31, 2018 (the "Annual Report") has been filed with the U.S. Securities and Exchange Commission (the "Commission"). The Annual Report may be accessed through the Company's website, www.dryships.com, at the Investor Relations section under Quarterly and Annual Reports, or on the website of the Commission, www.sec.gov.
Shareholders may also request a hard copy of the Annual Report, which includes the Company's complete 2018 audited financial statements, free of charge by contacting Capital Link Inc., the Company's investor relations advisor, using the contact details provided below.
About DryShips Inc.
The Company is a diversified owner and operator of ocean going cargo vessels that operate worldwide. As of March 1, 2019, the Company owns or operates a fleet of 31 vessels comprising of (i) six Panamax drybulk vessels; (ii) eight Newcastlemax drybulk vessels; (iii) five Kamsarmax drybulk vessels; (iv) one Very Large Crude Carrier; (v) three Aframax tankers; (vi) two Suezmax tankers; and (vii) six offshore support vessels, including two platform supply and four oil spill recovery vessels.
DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."
Visit the Company's website at www.dryships.com.
Forward-Looking Statement
Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect the Company's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company's inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk, oil or natural gas commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company's relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by DryShips Inc. with the Commission, including the Company's most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to publicly update or revise any forward-looking statements, except as required by law. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made.
Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com